UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                NTL Incorporated
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)


                                    629407107
                                 (CUSIP Number)

                               Kenneth K. Claydon
                             Secretary's Department
                             Cable and Wireless plc
                               124 Theobalds Road
                                 London WC1X 8RX
                                 United Kingdom

                             Tel: (44) 20 7315 4000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 30, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP No. 629407107                                            Page 2 of 7 Pages

     1     NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Cable and Wireless plc

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) |_|
           (b) |_|

     3     SEC USE ONLY

     4     SOURCE OF FUNDS
           00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
           |_|

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           England and Wales

                        7    SOLE VOTING POWER
                             44,362,613
    NUMBER OF
      SHARES            8    SHARED VOTING POWER
   BENEFICIALLY              0
     OWNED BY
  EACH REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON                 44,362,613
       WITH
                        10   SHARED DISPOSITIVE POWER
                             0

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           44,362,613

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES
           [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.4%

     14    TYPE OF REPORTING PERSON

           CO

                                  SCHEDULE 13D

      Item 1.  Security and Issuer.

               This statement on Schedule 13D relates to the common stock, par value $0.01 per share, ("NTL Shares") of NTL Incorporated ("NTL"). The principal executive offices of NTL are located at 110 East 59th Street, New York, New York 10022.

      Item 2.  Identity and Background.

               This statement is being filed by Cable and Wireless plc ("Cable & Wireless"), an international provider of telecommunications and multimedia communications services. Cable & Wireless is a public limited company incorporated and registered in England and Wales. The address of Cable & Wireless' principal business and office is 124 Theobalds Road, London, WC1X 8RX, United Kingdom.

               Following is a list of the directors and executive officers of Cable & Wireless.



                                 Cable & Wireless Directors and Executive Officers
-----------------------------------------------------------------------------------------------------------------
                               Position at               Present Principal Occupation and
Name                           Cable & Wireless          Address where Conducted                  Citizenship
-----------------------------  ------------------------  ---------------------------------------  ---------------
Sir Ralph Robins               Chairman and              Chairman of Rolls-Royce plc, 65          United Kingdom
                               Non-executive Director    Buckingham Gate, London, SW1E 6AT,
                                                         England

Graham M. Wallace              Chief Executive           Same                                     United Kingdom

Robert E. Lerwill              Executive Director,       Same                                     United Kingdom
                               Finance and Regional
                               Business

Stephen R. Pettit              Executive Director,       Same                                     United Kingdom
                               Corporate Development

Sir Winfried F.W. Bischoff     Non-executive Director    Chairman of Citigroup Europe,            Germany
                               and Deputy Chairman       Citigroup Centre, 33 Canada Square,
                                                         Canary Wharf, London, E14 5LB, England

Dr. Janet P. Morgan            Non-executive Director    Same                                     United Kingdom

David P. Nash                  Non-executive Director    Same                                     United Kingdom

The Hon. Raymond Seitz         Non-executive Director    Vice Chairman of Lehman Brothers, One    United States
                                                         Broadgate, London, EC2M 7HA, England

Kenneth K. Claydon             Company Secretary         Same                                     United Kingdom

Mike McTighe                   Executive Director,       Same                                     United Kingdom
                               CEO Global Operations

Don B. Reed                    Executive Director,       Same                                     United Kingdom
                               CEO Global Services

               Unless otherwise indicated above, the directors and executive officers of Cable & Wireless can be contacted c/o Cable and Wireless plc, 124 Theobalds Road, London, WC1X 8RX, United Kingdom.

               During the past five years, neither Cable & Wireless nor any of its directors or executive officers has been convicted in a criminal proceeding nor has any such person been a party to any civil proceeding of a judicial or administrative body that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

               As far as Cable & Wireless is aware, it is not controlled, directly or indirectly, by another person.

      Item 3.  Source and Amount of Funds or Other Consideration.

               On May 30, 2000, Cable & Wireless, NTL and Cable & Wireless Communications plc ("CWC") effected a restructuring of CWC (the "Restructuring"), of which Cable & Wireless owned 52.7%. The Restructuring was conducted pursuant to the terms of a restated transaction agreement, dated as of July 26, 1999, among Bell Atlantic Corporation, Cable & Wireless, CWC and NTL (the "Transaction Agreement"). As a result of the Restructuring, CWC was separated into CWC DataCo, representing its corporate, business, internet protocol and wholesale operations, and CWC ConsumerCo, representing its residential cable, business cable, indirect residential telephony, residential indirect internet and digital television development and services businesses. In accordance with the terms of the Transaction Agreement, Cable & Wireless indirectly acquired the interest in CWC DataCo that it did not already own, achieving 100% ownership of CWC DataCo (the "Cable & Wireless Acquisition"), and NTL indirectly acquired 100% of CWC ConsumerCo (the "NTL Acquisition").

               The consideration for the NTL Acquisition was the issue of approximately 85 million NTL Shares and the payment of (pound)2.85 billion in cash. In the Restructuring, a holder of 100 ordinary shares of CWC, par value 50 pence each, ("CWC Shares") (including Cable & Wireless) was entitled to receive
               5.672031 NTL Shares and (pound)190.18 in cash. Under the terms of the Transaction Agreement, NTL was obliged to discharge, refinance and assume an estimated (pound)2.2 billion of CWC's net indebtedness (the exact amount of which is currently being finalised by the parties).

               The consideration for the Cable & Wireless Acquisition was the issue of approximately 328 million ordinary shares of Cable & Wireless, par value 25 pence each, ("Cable & Wireless Shares"). In addition, a further 7,246,377 Cable & Wireless Shares were issued to finance certain separation costs in connection with the Restructuring. A holder of 100 CWC Shares was entitled to receive
               46.250 Cable & Wireless Shares in the Restructuring. Under the terms of the Transaction Agreement, Cable & Wireless was obliged to discharge, refinance or assume an estimated (pound)2.0 billion of CWC's net indebtedness (the exact amount of which is currently being finalised by the parties).

      Item 4.  Purpose of Transaction.

               Cable & Wireless' acquisition of NTL Shares was incidental to the Restructuring. Cable & Wireless carried out the Restructuring because it believed that the Cable & Wireless Acquisition would boost its ability to integrate its wide range of global products and services. By taking on the staff, assets and capabilities of CWC DataCo, Cable & Wireless believes that it has enhanced its ability to provide a truly global presence and service for its customers. Cable & Wireless expects to further integrate CWC DataCo into its world-wide activities to improve coverage of its global operations network. In addition, Cable & Wireless expects the Cable & Wireless Acquisition to help increase its share of the currently expanding market for data, Internet, wholesale long distance and international voice services.

               Neither Cable & Wireless nor, to the knowledge of Cable & Wireless, any director or executive officer of Cable & Wireless, has any plan or proposal that relates to or would result in: (a) the acquisition by any person of additional NTL Shares or the disposition of NTL Shares; (b) an extraordinary corporate transaction involving NTL or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of NTL or any of its subsidiaries; (d) any change in the present board of directors or management of NTL; (e) any material change in NTL's capitalization or dividend policy; (f) any other material change in NTL's business or corporate structure; (g) any change in NTL's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of NTL by any person; (h) causing a class of NTL's securities to be delisted; (i) a class of equity securities of NTL becoming eligible for termination of registration or (j) any action similar to any of those enumerated above. Cable & Wireless or its directors or executive officers may, from time to time, consider options relating to acquisitions or disposals of NTL Shares or other actions in connection with those enumerated in the preceding sentence.

      Item 5.  Interest in Securities of the Issuer.

               As a result of the Restructuring, Cable & Wireless currently owns 44,362,613 NTL Shares, representing 16.4% of the 270,785,672 NTL Shares reported by NTL to be outstanding as of June 30, 2000.

               After reasonable inquiry, Cable & Wireless does not believe that any of the directors and executive officers listed above beneficially own NTL Shares.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with the Restructuring, NTL has agreed to amend its Charter and Certificate of Incorporation to provide that one director on the NTL Board is selected by Cable & Wireless so long as Cable & Wireless and/or its subsidiaries hold in aggregate not less than 7.5% of NTL Shares on a fully diluted basis.

               Cable & Wireless (for itself and its subsidiaries) has agreed under the Transaction Agreement not to make a public or non-public offer to acquire NTL, other than an offer to acquire or purchase 100% of NTL or in response to an offer for 15% or more of NTL which has been accepted or recommended by NTL or in respect of which the NTL Rights Agreement, as amended, dated October 13, 1993 by and between NTL and Continental Stock Transfer & Trust Company (the "NTL Rights Agreement") has been amended or waived so as to permit such offer, in which case Cable & Wireless shall be permitted to make a competing offer for the same or greater number of shares. NTL has agreed not to amend or waive the provisions of the NTL Rights Agreement to provide a timing advantage to any non-Cable & Wireless acquirer.

               Except as described in the paragraph above, Cable & Wireless has agreed not to acquire additional securities of NTL, solicit proxies for election to the NTL Board or act in concert with other shareholders or join a group as defined in Section 13(d) of the Securities Exchange Act of 1934.

               NTL and Cable & Wireless have entered into a registration rights agreement to facilitate registration of the NTL Shares which Cable & Wireless received in the Restructuring.

               Cable & Wireless has agreed not to sell any of the NTL Shares it received in the Restructuring before October 30, 2000.

      Item 7.  Material to be filed as Exhibits.

               1. Restated Transaction Agreement, dated as of July 26, 1999, among Bell Atlantic Corporation, Cable and Wireless plc, Cable & Wireless Communications plc and NTL Incorporated (incorporated by reference to Annex J to the Proxy Statement filed by NTL Incorporated on February 11, 2000).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  September 22, 2000


                                             CABLE AND WIRELESS PLC


                                               By:  /s/ Graham M. Wallace
                                                    ------------------------
                                                    Name:  Graham M. Wallace
                                                    Title:  Chief Executive

                                  Exhibit Index

Number      Description                                                     Page
------      -----------                                                     ----
1.          Restated Transaction Agreement, dated as of July 26, 1999, among Bell Atlantic Corporation, Cable and Wireless plc, Cable
            & Wireless Communications plc and NTL Incorporated
            (incorporated by reference to Annex J to the Proxy Statement filed by NTL Incorporated on February 11, 2000).